UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

	FORM N-17f-2

	Certificate of Accounting of Securities and Similar Investments in the Custody
	of Management Investment Companies

	Pursuant to Rule 17f-2 [17 CFR 270.17f-2]
1. Investment Company Act File Number:	Date examination
completed:
811-09813		June 30, 2010
2. State Identification Number:
AL	25681,

25683,

25684,

25685,

25686,

25688,

25689,

35407,

37052,

39491
AK
	600382
41,
	600382
38,

60038239
,

60038240
,

60038242
,

60038243
,

60038244
,

60057698
,

60059672
,
60063720
AZ	8465,

40607,

40470,

40472,

40473,

40474,

40475,

45014,

47603,

47604,

47605,

49019,

54306

AR
	600001
11,

60004611
,

60004615
,

60004614
,

60004612
,

60005141
,

60008576
,

60018755
,

60020406
,

60022913
CA 	*
CO 	IC2000-
18-580
CT
	214195,

214191,

214194,

214196,

214193,

214197,

1032086,

1040956,

1047528,

1055833
DE	8681,

8680,

5513,

5514,

8682,

8683,

8684,

47516,

49264,

51752
DC	60012563,

60012558,

60012559,

60012560,

60012565,

60012568,

60012570,

60027597,
	60031420

60030021,

60030022,

60030023,

60036359

FL	*
GA	SC-MF-
040734

HI	*
ID	48844,

48841,

48842,

48843,

48845,

48846,

48847,

60173,

61844,

64313
IL	60000033
IN	00-0346IC
IA		I-
26193,

I-19076,

I-26312,

I-26311,

I-19089,

I-19077,

I-29840,

I-64026,

I-67735,

I-66387,

I-66388,

I-66389,

I-72656

KS
	87S0001
009,

83S000072
5,

83S000072
3,

98S000142
7,

83S000072
4,

86S000028
2,

94S000001
5,

2007S0000
355,

2008S0000
572,

2009S0001
362
KY 	M34790,

60015560

LA
	129569,

134179

ME
	MFN200
609,

MFN20798
6,

MFN20798
7,

MFN20798
8,

MFN20798
9,

MFN20800
1,

MFN20801
3,

MFN10013
078,
	MFN100
17287,

MFN10015
798,

MFN10015
799,

MFN10015
800,

MFN10023
160
MD
	SM199800
21,

SM19980019
,

SM19980023
,

SM19980022
,

SM19980017
,

SM19980024
,

SM19980018
,

SM20062312
,

SM20072895
,

SM20071573
,

SM20071574
,

SM20071575
,

SM20091301

MA
	040458
37,

04045834
,

04045839
,

04045840
,

04045841
,

04045843
,

04045844

MI
	935635,

935637,

935638,

935639,

935640,

935641,

935642,

948659,

951124,

951125,

951126,

952471,

957465
MN 	R-42778.1
MS
	6002898
8,

60028993,

60028990,

60028995,

60028992,

60028991,

60028989,

60042315,
	6004607
7,

60044702,

60044703,

60044704,

60051164

MO 	2000-00609,
          Q-
MT-1289,
          Q-
MT-1282,
          Q-
MT-1290,
          Q-
MT-1298,

1993-
00673,

2007-
02346,

R2009-
1,041
MT 	28405,

9201,

9203,

9202,

9204,

33721,

28321,

58150,

61652,

60404,

60405,

60406,

66251
NE		22604,

11060,

22646,

11062,

11064,

11066,

25994,

66713,

70501,

69175,

69176,

69177

75675
NV	*
NH	*
NJ 	MF-
0645,

MF-5390
NM	6819,

14071,

14070,

14068,

14067,

14066,

14065,

23838,

27482,

26164,

26166,

26165,

32459
NY	S 27 53
23,
          S 27
53 22,
          S 28
88 54,
          S 27
53 20,
          S 27
53 17,
          S 27
53 19,
          S 27
53 21,
          S 31
66 37,
          S 32
02 39,
          S 32
49 66
NC	14485
ND	U560,

U557,

U558,

U559,

U561,

U562,

U563,

AV916,

AZ959,

AY435,

AY436,

AY437,

BE516

OH 	72604,

71042

OK 	SE-
2191382,

SE-
2185997,

SE-
2191380,

SE-
2183899,

SE-
2191381,

SE-
2177306,

SE-
2191379,

SE-
2177308,

SE-
2183900,

SE-
2191378,

SE-
2191377,

SE-
2177307,

SE-
2195592
OR	2001-
1464,

2001-
1463,

2001-
1465,

2001-
1467,

2001-
1468,

2006-
1679,

2007-
1913,

2001-
1466,

2009-871

PA 	2000-03-
120MF
RI	*
SC	MF
14035,

MF 11225,

MF 11226,

MF 11227,

MF 11218,

MF 11219,

MF 11220,

MF 16660,

MF 17274,

MF 17999
SD 	9889,

10195,

10198,

10199,

10196,

10197,

10597,

37884,

41977,

40423,

40424,

40425,

46218

TN 	RM09-
2133,

M09-1932

TX    C
39434,

C 39435,

C 39436,

C 39437,

C 39438,

C 39439,

C 42953,

C 81352,

C 85436,

C 83848,

C 83849,

C 83850,

C 90824
UT	006-
6364-13,

007-0333-
68

VT
	1/16/9
8-23,

1/16/98-
21,

1/16/98-
19,

1/16/98-
18,

1/16/98-
22,

1/16/98-
24,

1/16/98-
25,

10/17/06
-02,

11/06/07
-27,

6/19/07-
02,

6/19/07-
03,

6/19/07-
04,

6/12/09-
01
VA	118050
WA
	6001980
6,

60019819,

60019820,

60019821,

60019807,

60019805,

60019803,

60043000,

60046878,

60045394,

60045395,

60045396,

60052002

WV	MF-
24145,

MF-24125,

MF-24126,

MF-24127,

MF-24121,

MF-24122,

MF-24123,

MF-56705,

MF-60744,

MF-59314,

MF-59315,

MF-59316,

MF-66075

WI
	341392
-03,

341390-
03,

341389-
03,

341388-
03,

341393-
03,

341395-
03,

341394-
03,

508542-
03,

524319-
03,

560787-
03
WY	21645
PUERTO RICO   S-19806,

S-29875,

S-31750,

S-34013,

S-37583,

S-37586


Other (specify):
   *Indicates Fund is registered in state but state does not issue identification numbers
	Securities in the Scout Funds Combined Prospectus included on one Notice Filing (Stock Fund, Mid Cap Fund, Small Cap Fund, TrendStar Small Cap Fund, International Fund, International Discovery Fund, Bond Fund, Money Market
Fund - Federal Portfolio, Money Market Fund - Prime Portfolio, and Tax-Free Money Market Fund)

3. Exact name of investment company as specified in registration statement:
Scout Funds

4. Address of principal executive office: (number, street, city, state, zip code)
803 West Michigan Street, Milwaukee, WI  53233




REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees of
Scout Funds:
We have examined management's assertion included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940 that Scout Funds (the "Trust"), comprising the Scout TrendStar Small Cap Fund , Scout Bond Fund, Scout International Fund, Scout International Discovery Fund, Scout Mid Cap
Fund, Scout Small Cap Fund, Scout Stock Fund, Scout Money Market Fund - Federal Portfolio, Scout Money Market Fund - Prime Portfolio, and Scout
Tax - Free Money Market Fund (each a "Fund" and collectively, the
"Funds"), complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of
June 30, 2010. Management is responsible for the Trust's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Trust's compliance based on our examination.
Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants, as adopted by the Public Company Accounting Oversight Board (United States), and, accordingly, included examining, on a test basis, evidence about the Trust's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances.
Included among our procedures were the following tests performed as of June 30, 2010, and with respect to agreement of security purchases and sales, for the period from April 30, 2010 (the date of our last examination) through June 30, 2010:
- Confirmation of all securities held in book entry form by The Depository Trust Company, Federal Reserve Bank of Kansas City, and
Citibank Global Transaction Services;
- Reconciliation of all such securities to the books and records of each of the Funds and the Custodian (UMB Bank, n.a., an affiliated entity);
and
- Agreement of 10 security purchases and 10 security sales since the date of our last examination from the books and records of the corresponding Funds to the source documentation from the brokers.
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Trust's compliance with specified requirements.
In our opinion, management's assertion that the Trust complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2010 with respect to securities reflected in the investment accounts of each of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of Scout Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


Milwaukee, Wisconsin
August 27, 2010



Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940
We, as members of management of Scout Funds (the "Trust"), comprising the Scout TrendStar Small Cap Fund, Scout Bond Fund, Scout International Fund, Scout International Discovery Fund, Scout Mid Cap Fund, Scout Small Cap Fund, Scout Stock Fund, Scout Money Market Fund - Federal Portfolio, Scout Money Market Fund - Prime Portfolio, and Scout Tax - Free Money Market Fund (collectively, the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Trust's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of June 30, 2010, and during the period from April 30, 2010 through June 30, 2010.
Based on this evaluation, we assert that the Trust was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2010, and during the period from April 30, 2010 through June 30, 2010, with respect to securities reflected in the investment accounts of each of the Funds.

Scout Funds
By:


Warren Green, Treasurer and Chief
Financial Officer